ENTERTAINMENT IS US, INC.
                           9974 Huntington Park Drive
                            Strongsville, Ohio 44136

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about November 15, 2005, by Entertainment Is Us, Inc. (the "Company") to the holders of record of shares of its Common Stock as of the close of business on November 15, 2005. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     You are receiving this Information Statement in connection with the appointment of two new members to the Company's Board of Directors, in place of all current members of the Board, as a result of a change in control of the Company. As a result of the change in control and the stock issuances associated with the transaction resulting in the change in control, the former shareholders of Entertainment Is Us, Inc., a privately-held Nevada corporation ("EIU") now hold approximately 88.9% of the voting power of the Company. The change in control also resulted in a change in our executive officers. In connection with the change in control, we changed our name from Auto-Q International, Inc. to Entertainment Is Us, Inc. on May 2, 2005.

     Entertainment Is Us ("EIU") is an entertainment company that operates Pachinko parlors in Japan through its subsidiary, Sunkyo Corporation ("Sunkyo"). Pachinko, a type of pinball game, is one of the most popular games in the Japanese entertainment industry. Sunkyo is EIU's sole asset. Sunkyo's chairman is Noriyuki Kanayama.

     All of the parlors operate under the name Ginza. The Kanayama family also owns a separate business that operates four other parlors that are also named Ginza. All of the Ginza parlors are located in Shizuoka city. The Company's focus is on increasing profits by eliminating local competition and increasing the number of new customers. The Company's Pachinko parlors are open from 9:00 AM to 10:30 PM, 340 days a year.

     On October 12, 2005, Entertainment Is Us, Inc. (fka Auto-Q International, Inc.) (the "Company") completed the acquisition of EIU, a privately-held Nevada corporation, pursuant to the certain Share Exchange Agreement (the "Agreement") originally entered into on December 1, 2004. Pursuant to the Agreement, the Company acquired all of the outstanding equity stock of EIU from the EIU Shareholders. As consideration for the acquisition of EIU, the Company issued an aggregate of 94,500,000 shares of the Company's common stock to the EIU Shareholders, and an additional 5,500,000 shares to a party for arranging the transaction. The acquisition was completed following the satisfaction of the conditions to closing, including the completion of a 200-1 reverse stock split and delivery of the audited and unaudited financial statements of EIU. As a result of the completion of the acquisition, EIU has become a wholly-owned subsidiary of the Company.

     The information contained in this Information Statement concerning each person chosen for our Board of Directors has been furnished to us by each individual, and we assume no responsibility for the accuracy, completeness or fairness of any of that information.



                    CERTAIN INFORMATION REGARDING THE COMPANY

     Changes in the Company's Board of Directors Following the Merger - At the closing of the Merger on October 12, 2005, Gary Stewart was appointed a Director effective immediately. The Company plans to appoint Noriyuki Kanayama as a Director shortly after the date of this filing. At that time, David Hostelley will resign from the Board.

     Executive Officers of the Company Appointed Following the Merger - At closing of the Merger, Gary Stewart was appointed as Chief Financial Officer of the Company. The Company plans to appoint Noriyuki Kanayama as Chief Executive Officer shortly after the date of this filing:

------------------ ----------------- -------------------------------------
    Name                 Age                         Position
------------------ ----------------- -------------------------------------
Gary Stewart             53          Chief Financial Officer and Director
------------------ ----------------- -------------------------------------
Noriyuki Kanayama        52          Chief Executive Officer and Director
------------------ ----------------- -------------------------------------

Voting Securities

     The Company's authorized capital consists of 200,000,000 shares of Common Stock, par value $0.001 per share, and 1,000,000 shares of Preferred Stock. At the close of business on October 18, 2005, the Company had 106,311,719 shares of Common Stock issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information, as of October 17, 2005 with respect to the beneficial ownership of the Company's outstanding common stock following the acquisition of Auto-Q by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.



                                        Common Stock         Percentage of
Name of Beneficial Owner            Beneficially Owned (1)   Common Stock (1)
---------------------------------- ----------------------- ---------------------
Rosemoor Properties, Ltd.(2)            8,306,550               8.0%

Starfire International, Ltd.(2)         8,353,800               8.0

Romaine International, Ltd.(2)          8,656,200               8.0

Alirea, Ltd.(3)                        17,388,000              16.5

Traiar, Ltd.(3)                         8,826,300               8.0

Lankton, Ltd.(3)                       17,312,400              16.5

Corporate Business Development LLC      5,500,000               5.1

---------------------------------- ----------------------- ---------------------
All officers and directors as a group
(0 persons)

* Less than 1%

     (1) Applicable percentage ownership is based on 106,311,719 shares of common stock outstanding as of October 17, 2005, together with securities exercisable or convertible into shares of common stock within 60 days of October 17, 2005 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of October 17, 2005 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

     (2) The address for this beneficial owner is: Herald Trust Company Limited, No. 8 Hill St., St. Helier, Jersey HE4 9XB, Channel Islands.
          Attn:  Alan Blanchet.
     (3) The address for this beneficial owner is: Meespierson Intertrust Limited, PO Box 227, Clinchs House, Lord Street, Douglas, Isle of Man, IM 99 IRZ. Attn: Steve McGowan.

     No Director, nominee for Director, executive officer, affiliate or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers

     The following sets forth the names and ages of Director, nominee for Director, executive officer, nominee for executive officer of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer of the Company or of EIU, whichever is the case. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions due to the limited scope of its operations in the past and the short time elapsed since the Merger, but plans to establish some or all of such committees in the future. All such applicable functions have been performed by the Board of Directors as a whole. During the fiscal year ended September 30, 2005, the Board of Directors adopted five resolutions by unanimous written consent in lieu of meetings. There are no family relationships among any of the Directors, nominees or executive officers.

     Gary Stewart, age 53, was appointed Director of the Company on October 17, 2005 and CFO of the Company on October 19, 2005. Mr. Stewart has been a Solicitor of the Supreme Court of New South Wales, Australia since 1985. Since 2001, Mr. Stewart has been the owner and operator of Chinatown Cellar, a liquor store, and Finders Wines, a distribution company. Since 2004, he has been the owner and operator of the Iron Duke Hotel, a hotel and gaming venue.

     Noriyuki Kanayama, age 52, will be appointed Director and Chief Executive Officer of the Company after the date of this filing. Mr. Kanayama joined the Sunkyo Corporation in 1993 and has served as the Chief Executive Officer of Sunkyo Corporation since 1996. Prior thereto, from 1988 to 1993, Mr. Kanayama worked as a consultant for a number of real estate investors located in Beverley Hills, California, U.S.A.

Shareholder Communications

     The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

Executive Compensation

With Respect to EIU:

     The following table sets forth information concerning the total compensation that EIU has paid or that has accrued on behalf of EIU's chief executive officer and other executive officers with annual compensation exceeding $100,000 during the years ended September 30, 2005, 2004 and 2003.


                           SUMMARY COMPENSATION TABLE


                                                                    Long-Term
                                                               Compensation Awards

                                                                        Securities
                                                                        Underlying
                                                                        Options (#)     All Other
Name and Principal Position             Year      Salary      Bonus       /SARS        Compensation
Noriyuki Kanayama                       2003      $0            0           0                0
                                        2004      $0            0           0                0
                                        2005      $0            0           0                0

With Respect to the Company:

     The following table sets forth information concerning the total compensation that the Company has paid or that has accrued on behalf of the Company's chief executive officer and other executive officers with annual compensation exceeding $100,000 during the years ended September 31, 2005, 2004 and 2003.

                           SUMMARY COMPENSATION TABLE




                                                                    Long-Term
                                                               Compensation Awards

                                                                        Securities
                                                                        Underlying
                                                                        Options (#)     All Other
Name and Principal Position             Year      Salary      Bonus       /SARS        Compensation
Dr. David F. Hostelley                  2003      $0            0           0                0
                                        2004      $6,500        0           *                0

*Dr. Hostelley was granted 20,000 shares of common stock of the Company although such shares have not been issued by the Company as of the date of this report. Dr. Hostelley does not own any other securities of the Company.

Employment Agreements

     The Company has no employment agreements with any party and Dr. Hostelley's employment is "at will" and may be terminated by the Company or Dr. Hostelley at any time.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (hereinafter referred to as the "Commission") initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of Common Stock and other equity securities of the Company on Forms 3, 4, and 5, respectively. Executive officers, directors and greater than 10% stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, all of the Company's executive officers, directors and greater than 10% beneficial owners of its common Stock, have complied with Section 16(a) filing requirements applicable to them during the Company's most recent fiscal year.

Compensation of Directors

     The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof.

Certain Relationships and Related Transactions

     Except as described above, the Company has not entered into any transaction during the last two years and it has not proposed any transaction to which it is to be a party, in which any of the following persons had or is to have a direct or indirect material interest:

     -    Any director or executive officer of the Company;
     -    Any nominee for election as a director;
     - Any security holder named in the "Security Ownership of Certain Beneficial Owners and Management" section above; and
     - Any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any such person.

SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ENTERTAINMENT IS US, INC.

Dated: November 15, 2005                  By:  /s/ Gary Stewart
                                          -------------------------
                                          Gary Stewart
                                          Chief Financial Officer